EXHIBIT 99.1

O2Micro Reports Third Quarter Financial Results

GEORGE TOWN, Grand Cayman, Oct. 31, 2012 (GLOBE NEWSWIRE) -- O2Micro® International Limited (Nasdaq:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the third quarter of 2012, ending September 30, 2012.

Financial Highlights for the Third Quarter ending September 30, 2012:

O2Micro International Limited reported Q3 2012 revenue of $22.8 million. Revenue was down 19% sequentially and down 29% from the comparable year-ago quarter. The gross margin in the third quarter of 2012 was 54.5%. The gross margin was down from 55.7% in the prior quarter and down from 55.5% in the third quarter of 2011. The gross margin remains in our target range and varies primarily with revenue level and product mix. During the third quarter of 2012, the company recorded total GAAP operating expenses of $17.3 million, compared to $27.2 million in the second quarter of 2012 and $16.5 million in the year-ago Q3 period. The respective GAAP operating margins for the third quarter of 2012, the second quarter of 2012, and third quarter of 2011 were (21.2%), (40.3%), and 3.9%.

GAAP net loss was $4.3 million in Q3 2012. This compares to a GAAP net loss of $10.9 million in the second quarter of 2012 and GAAP net income of $1.4 million in Q3 2011. GAAP net loss per fully diluted ADS was $0.14 in Q3 2012. This compares to a GAAP net loss per fully diluted ADS of $0.35 in Q2 2012 and GAAP net income per fully diluted ADS of $0.04 in Q3 2011.

Financial Highlights for the Nine Months ending September 30, 2012:

O2Micro International Limited reported revenue of $80.8 million for the nine months ending September 30, 2012. This was down 15.5% from $95.6 million in the comparable nine months of 2011. The gross margin was 55.6% for the first nine months of 2012 and 57.4% during the corresponding period of 2011. GAAP operating expenses were $61.6 million and $47.4 million in the first nine months of 2012 and 2011, respectively. The respective GAAP operating margins for the comparable periods were (20.6%) and 7.9%. Pretax loss from continuing operations was $15.2 million in the first nine months of 2012. This compares to pretax income from continuing operations of $8.5 million in the first nine months of 2011. GAAP net loss was $15.2 million in the first nine months of 2012. This compares to GAAP net income of $7.5 million in the comparable period of 2011. The GAAP net loss per fully diluted ADS was $0.48 in the first nine months of 2012. This compares to GAAP net earnings per fully diluted ADS of $0.22 in the corresponding first nine months of 2011.

The year-to-year declines in revenue, GAAP income/loss from operations, and GAAP net income/loss reflect adverse global economic conditions and the litigation provision when compared with the year-ago.

Supplementary Data:

The company ended the third quarter of 2012 with $105.2 million in unrestricted cash and short-term investments or $3.42 per outstanding ADS. The accounts receivable balance was $11.6 million and represented 53 days sales outstanding at the end of Q3 2012. Inventory was $8.5 million or 73 days and turned over 5.0 times during Q3 2012. As of September 30, 2012, the company had $113.8 million in working capital and the book value was $162.4 million, or $5.28 per outstanding ADS.

As of September 30, 2012, O2Micro International Limited counted 824 employees, including 474 engineers.

Management Commentary:

Sterling Du, Chairman and CEO, commented, "Our third quarter results continue to reflect a difficult economic environment. Despite these conditions, we remain focused on our progress of shifting the mix of our business to our core strength of high-performance, analog integrated circuits. We also continue to focus on expense management to reach our near-term goal of a return to profitability. We expect continued softness in the fourth quarter and are forecasting sub-seasonal revenue levels. However, we continue to believe that several of our growth drivers will significantly contribute to revenue in future quarters."

Conference Call: O2Micro will hold its third quarter conference call today, October 31, 2012, at 6:00 a.m. PDT, 9:00 a.m. EDT. You may participate using the following dial-in information.

In the US and CANADA:	888-427-9376, passcode # 7949604
INTERNATIONAL participants:	719-325-2144, passcode # 7949604

A replay of the call will be available by phone for one week following the live call. The replay can be accessed using the following dial-in information.

In the US and CANADA:	888-203-1112, passcode # 7949604
INTERNATIONAL participants:	719-457-0820, passcode # 7949604

A live webcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the company's website for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and e-commerce components for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 21,475 patent claims granted, and over 22,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

The O2Micro International Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6567

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME(UNAUDITED)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011

NET SALES	$ 22,843	$ 32,046	$ 80,843	$ 95,617

COST OF SALES	10,390	14,265	35,933	40,696

GROSS PROFIT	12,453	17,781	44,910	54,921

OPERATING EXPENSES (INCOME)
Research and development (1)	8,610	8,452	26,075	25,046
Selling, general and administrative (1)	8,692	8,094	26,165	23,213
Provision for litigation	--	--	9,422	--
Litigation income	--	--	(100)	(850)
Total Operating Expenses	17,302	16,546	61,562	47,409

INCOME (LOSS) FROM OPERATIONS	(4,849)	1,235	(16,652)	7,512

NON-OPERATING INCOME
Interest income	448	320	1,324	883
Foreign exchange gain (loss) – net	(134)	207	(378)	7
Other – net	497	(12)	511	122
Total Non-operating Income	811	515	1,457	1,012

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(4,038)	1,750	(15,195)	8,524

INCOME TAX EXPENSE	293	279	837	942

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	(4,331)	1,471	(16,032)	7,582

INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	14	(36)	817	(40)

NET INCOME (LOSS)	(4,317)	1,435	(15,215)	7,542

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	249	(449)	510	626
Unrealized gain on available-for-sale securities	155	622	208	255
Unrealized pension gain	4	4	12	12
Total Other Comprehensive Income	408	177	730	893

COMPREHENSIVE INCOME (LOSS)	$ (3,909)	$ 1,612	$ (14,485)	$ 8,435

BASIC EARNINGS (LOSS) PER ADS
Continuing operations	$ (0.14)	$ 0.04	$ (0.51)	$ 0.23
Discontinued operations	--	--	0.03	--
	$ (0.14)	$ 0.04	$ (0.48)	$ 0.23

DILUTED EARNINGS (LOSS) PER ADS
Continuing operations	$ (0.14)	$ 0.04	$ (0.51)	$ 0.22
Discontinued operations	--	--	0.03	--
	$ (0.14)	$ 0.04	$ (0.48)	$ 0.22

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	30,943	33,070	31,375	33,285
Diluted (in thousands)	30,943	33,678	31,375	34,121

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$ 231	$ 236	$ 734	$ 976
Selling, general and administrative	$ 553	$ 614	$ 1,591	$ 1,918

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In Thousand U.S. Dollars, Except Share Amounts)

	September 30,	December 31,
	2012	2011
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$ 20,573	$ 32,562
Restricted cash	176	169
Short-term investments	84,658	93,016
Accounts receivable – net	11,596	12,062
Inventories	8,516	7,926
Prepaid expenses and other current assets	2,303	2,228
Total Current Assets	127,822	147,963

LONG-TERM INVESTMENTS	16,114	15,939

PROPERTY AND EQUIPMENT – NET	27,194	28,330

OTHER ASSETS
Restricted assets	10,000	--
Intangible assets	1,311	1,565
Other Assets	4,230	4,614
Total Other Assets	15,541	6,179

TOTAL ASSETS	$186,671	$198,411

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$ 5,090	$ 6,641
Income tax payable	682	606
Accrued expenses and other current liabilities	8,269	8,237
Total Current Liabilities	14,041	15,484

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	625	628
Long-term income tax liabilities	66	66
Other liabilities	9,551	129
Total Other Long-Term Liabilities	10,242	823

Total Liabilities	24,283	16,307

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	--	--
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,660,786,600 and 1,653,265,600 shares as of September 30, 2012 and December 31, 2011, respectively	33	33
Additional paid-in capital	138,125	136,625
Retained earnings	27,443	42,658
Accumulated other comprehensive income	7,629	6,899
Treasury stock – 123,424,900 and 47,990,100 shares as of September 30, 2012 and December 31, 2011, respectively	(10,842)	(4,111)
Total Shareholders' Equity	162,388	182,104

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$186,671	$198,411
CONTACT: Scott L. Anderson
         Director of Investor Relations, O2Micro
         Phone: 408.987.5920, x8888
         Email: scott.anderson@o2micro.com